June 22, 2005

Mr. Craig D. Wilson

Senior Assistant Chief Accountant

US Securities & Exchange Commission

Washington, DC 20549

RE:

Games, Inc. Form 10-Ksb/A for the Fiscal Year Ended June 30, 2004 filed December 13, 2004

Form 10-QSB for the Fiscal Quarter Ended March 31, 2005 Filed May 23, 2005

File No. 000-33345

Dear Mr. Wilson:

On December 31, 2003, Games entered into an Asset Purchase Agreement, Assignment and License Agreement (“Asset Purchase Agreement”) to purchase from Atari, Inc., (“Atari”), (i) the www.Games.com domain name, (“URL”) and certain related assets for a purchase price of $1,125,000 payable in $100,000 cash and 10,250 shares of Series AA Convertible Redeemable Preferred Stock, (“Series AA Preferred Stock”) valued at $1,025,000. The initial valuation of this transaction was based on a negotiated agreement between Atari, Inc., and Games, Inc., with the consideration given to Atari being the afore-mentioned cash and Games, Inc. securities.

The entire transaction is not activated until Atari has redeemed or converts the 10,250 shares of Games, Inc. Series AA Preferred Stock. Due to the Atari litigation the transaction has yet to be activated; therefore the transaction has been recorded as a deposit on Games balance sheet. The underlying securities are still held by Atari and are currently recorded as a liability pending the outcome of the litigation or a negotiated settlement between the parties. There is no impairment of the deposit which holds the underlying asset Games.com URL as the site is continuing to generate consistent daily traffic.

At the time of the filing of our 10-QSB, the Judge in the case indicated he would rule in favor of Atari’s motion for summary judgment but had not filed the judicial order, and to this date still has not filed the order. Given the uncertainty in the case, our advisors had originally advised us to hold up the filing of our 10-QSB anticipating a possible ruling by the Court. When the ruling was not forthcoming within the extension period, and has yet to be filed with the Court, we made full disclosure of the facts based on the information we had available to us.

Subsequent to filing our 10QSB, Infogrames Entertainment (IESA), the parent company of the Atari Group, announced on June 9, 2005 they had sold the digital gaming rights for the Hasbro properties for $65 million to Hasbro, Inc.

These rights were allegedly held by Infogrames, for the benefit of their Atari subsidiary, on an exclusive basis as a result of a license agreement entered into concurrently with Infogrames purchase of Hasbro Interactive and Games.com from Hasbro in December of 2000.  As part of the June 9, 2005 transaction, Hasbro and Infogrames have entered into a new licensing arrangement that covers the same exclusive digital gaming rights for games that Atari sold to Games, Inc. in the Asset Purchase Agreement. At the writing of this letter we are waiting for the Judge’s final order and the Company expects to file additional motions for further discovery with the court regarding the Hasbro June 9, 2005 transaction..

Sincerely,

/s/ Myles S. Cairns

Myles S. Cairns

Chief Financial Officer

Games, Inc.

cc:

Roger W. Ach, II

CEO

Games, Inc.